Form 10-K405, Exhibit 13
period 1996-05-31
OUTLOOK GROUP CORP
filed 1996-08-29
CIK 867490

                                                              EXHIBIT 13.1

                                                         1996 Annual Report

                                                              Sharpening
                                                               Our Focus


Customers

Service

Performance


                                                        Outlook Group Corp.

     [OUTLOOK GROUP CORP. LOGO]


        Outlook Group Corp.
 1180 American Drive - P.O. Box 748
    Neenah, Wisconsin 54957-0748

CONTENTS

1    Financial Highlights

2    President's Letter

4    Operations Review

8    Selected Financial Information

8    Market Prices and Dividends

9    Management's Discussion and Analysis

13   Financial Statements

16   Notes to Financial Statements

20   Statement of Management Responsibility

20   Report of Independent Certified
     Public Accountants

21   Corporate Information

FINANCIAL HIGHLIGHTS



FISCAL YEAR ENDED MAY 31,
(dollars in thousands, except share and per share amounts)      1996            1995
- ---------------------------------------------------------------------------------------
EARNINGS STATEMENTS
Net sales                                                   $  111,356       $  120,742
Operating profit (loss)                                         (8,293)           3,092
Net earnings (loss)                                             (5,558)           1,285
- ---------------------------------------------------------------------------------------
BALANCE SHEETS (at fiscal year-end)
Working capital                                             $   23,700       $   24,206
Total assets                                                    77,853           83,373
Long-term debt, less current maturities                         30,859           24,991
Shareholders' equity                                            34,941           41,386
- ---------------------------------------------------------------------------------------
PER SHARE
Net earnings (loss) per common share                        $    (1.19)      $      .26
Weighted average number of common
  shares outstanding                                         4,661,882        4,884,607
- ---------------------------------------------------------------------------------------



PROFILE
Outlook Group Corp. is a graphic services and packaging company which offers an array of related services including specialty printing, converting, food products production, packaging and distribution.

PRESIDENT'S LETTER

DEAR SHAREHOLDERS:

During the past year, we continued the difficult task of transitioning Outlook Group from a company dependent upon the trading card market to a more diversified graphics and packaging organization. This process has been painful in its impact on financial results and its implications for our employees and shareholders.

1996 RESULTS

By any standard, fiscal 1996 was a disappointment. Net sales were $111,356,000, a decrease from sales of $120,742,000 in fiscal 1995. We reported a net loss of $5,558,000 or $1.19 per share for fiscal 1996, compared to net earnings of $1,285,000 or $0.26 per share in the prior year. The loss includes one-time charges of $4,700,000 or $0.63 per share for write-offs and reserves on receivables, obsolete inventory and employee severance. More than $3,000,000 of this charge relates to the trading card market. Sales to this market declined by over $20,000,000 in fiscal 1996.

     In addition to the significant impact of the trading card market on our graphics business, our packaging operations also experienced problems. Both Outlook Packaging and Barrier Films suffered substantial operating losses due to poor price management and other operating issues. The foods group experienced declining margins during the year but was able to remain profitable. Our label subsidiary also recorded a profit but fell short of its operating goals. When you put all of these market factors and internal difficulties together, you have a very disappointing year.

    [Photo]
David L. Erdmann
Chairman and President

FUTURE STRATEGY

So where do we go from here? With 20-20 hindsight we know that the strategy to diversify from a dependency on trading cards was the right decision, but the move into packaging has been a costly learning experience. Our objectives at this point are two-fold: first, to improve financial performance, and second, to implement a strategy that builds on the strengths of each operating group while at the same time actively addresses problem areas. Each division has established specific goals and a strategy to attain them. These strategies are discussed in more detail in the Operations Review section beginning on page four of this report.

     In the packaging group, all activities are now under the direction of its new president, Joseph J. Baksha. Joe, who joined Outlook Group in May 1996, is the former chief operating officer of Alusuisse Flexible Packaging. A strong manager, Joe brings extensive industry experience to Outlook. He has total responsibility for our Outlook Packaging, Barrier Films and Outlook Label subsidiaries. Under Joe's leadership we are already experiencing improvements in the group's operations and look for a continuing positive trend toward increased growth and improved profitability.

"EACH DIVISION HAS ESTABLISHED SPECIFIC GOALS AND A STRATEGY TO ATTAIN THEM."

     With Joe Baksha on board, Jeffry H. Collier, executive vice president of Outlook Group, and I will focus our attention on rebuilding the graphics group into the dynamic, growing organization it was in the late 1980s and early 1990s. This division will focus on paperboard packaging, fulfillment, distribution, direct mail, contract packaging and commercial printing. Of particular interest is our involvement with National Graphics, of Brookfield, Wisconsin, in a patented process called Extreme Vision(TM). This high-tech printing process, which creates a three-dimensional look, is being well-received in Europe and is expected to grow in the domestic U.S. market as well.

     Outlook Foods in Oconomowoc, Wisconsin, will be led by Michael J. Thomas, president, and Richard H. Boehm, chief operating officer, who has over 30 years of experience in the food industry. Together, Mike and Dick plan to expand Outlook Foods into the food service and exporting areas, as well as continuing to increase the number of contract manufacturing customers.

OUTLOOK'S STRENGTHS

As you can see, we have expanded our management team during the past year, adding several experienced leaders with solid industry backgrounds. Outlook Group has other strengths as well. These include our strong balance sheet, well-maintained equipment and investments in technology. And we have a strategy that focuses on building our customer base and increasing both revenues and profitability, specifically in the graphics and packaging areas.

     I know that everyone involved in Outlook Group wants it to succeed. The frustration that we all face is the knowledge that a turnaround of this scope takes time. As much as we would like to see it happen in the next few quarters, it may take a year or two to fully complete our strategic program, make the improvements needed in our operations and achieve our financial goals.

     As we move forward, the most important factor in achieving our goals is our people. We have many excellent customer relationships that give us a foundation for future growth. We have a nucleus of outstanding, hard working employees and a talented board of directors with a broad range of experience. We are also fortunate to have many loyal, and patient, shareholders who have stayed with us through some difficult times.

     I am grateful for the dedication of all of our people as we face the challenges and opportunities ahead. I would like to personally thank everyone involved with Outlook Group for their continuing confidence and support.


/s/ David L. Erdmann

David L. Erdmann
Chairman and President

1996 OPERATIONS REVIEW

GRAPHICS GROUP

Outlook Graphics is Outlook Group's largest service area, offering paperboard packaging, contract packaging, commercial printing, direct mail, fulfillment and distribution, and sports and entertainment products. It is also the service area that received the full impact of the decline in trading card business in fiscal 1996.

"A major emphasis is on expanding our paperboard packaging business."

     "The decline in our trading card business is due in large part to the downturn in the industry as a whole. The trading card business never fully recovered from the baseball strike several years ago, impacting both card companies and their suppliers. To overcome the decrease in trading card sales, we have been working hard to strengthen the other areas of our business. We made progress in 1996, but we're going to step up this effort even more in fiscal 1997," said Jeffry H. Collier, senior vice president of Outlook Group and president of the graphics group.

     "A major emphasis in 1997 is on expanding our paperboard packaging business, which produces cartons for a wide variety of consumer products. Our expertise is small- to medium-sized runs with value-added enhancements such as foil stamping, embossing and UV coating," Collier says.


                                    [Photo]
Outlook Graphics' new direct-to-plate equipment reduces production time. Shown are Cal Vesely, printing superintendent (seated), and Veronica Stelzer, electronic imaging specialist.


     Other areas targeted for growth in 1997 include commercial printing, fulfillment and contract packaging. "In the commercial printing area, our sales force is actively pursuing new projects for brochures, flyers and direct mail pieces, which are well-suited for our existing equipment. Our year-old fulfillment and distribution center in Oshkosh, Wisconsin, is a state-of-the-art facility that gives us the capability to not only produce products for our customers, but store and ship them as well. Contract packaging is another value-added service for customers

                                    [Photo]
                                  Jeff Collier
who need to have promotional items, coupons and premiums packaged and inserted into their products," Collier explains.

     "Internally, we're in a good position to increase sales and strengthen customer service. Product managers have been assigned to each area and a new inside sales department has been created to supplement our outside sales activities, maintain customer relationships and generate sales leads," he adds.

     New technology has also been added. The "direct-to-plate" process installed at the group's Neenah facility in July 1996 will increase efficiency and reduce production time by eliminating the films traditionally used in making printing plates. And a new relationship with Image I.T., a sophisticated pre-press firm in Appleton, Wisconsin, assures Outlook customers of the latest technology in electronic design and imaging.

     "Our goal is to increase sales and improve profitability. We have excellent relationships with our current customers. Our strategy is to maintain this base and build on it by cross-selling services where possible and expanding our geographic reach for new business," Collier concludes.

[Photo]
Joe Baksha

PACKAGING GROUP

The packaging group is comprised of three subsidiary companies. Outlook Packaging offers flexographic printing and laminating services, Barrier Films produces multi-layer extruded films for food packaging, and Outlook Label manufactures labels, coupons and vinyl cards. Under the direction of its new president, Joseph J. Baksha, the group has two priorities. The first is a short-term effort to immediately improve performance and the second is to develop a strategic marketing, sales and profit plan to optimize the group's operations going forward.

     "We're currently evaluating our customer base to align ourselves with those customers that can benefit the most from our services. For example, it's unusual for even the largest companies to offer capabilities such as specialty labels, multi-layer films and other services in addition to flexographic printing and laminating for packaging. This is a unique asset for Outlook that we want to maximize to the fullest," Baksha says.


"Our goal is to create a unique selling proposition by satisfying customer needs."

1996 OPERATIONS REVIEW

     Reorganizing the customer service function is another goal. The group has established an operations support center focused on making it "easy to do business" with the packaging group. The support center brings all customer service functions into a single operation with one empowered account manager assigned to each customer. "The customer now has just one contact for all aspects of the project, from estimating through production and billing. We want our customers to know that we are totally focused on their needs and are committed to providing the quality products and service that are the foundation of a long-term relationship. Our goal is to create a unique selling proposition by satisfying customer needs," Baksha explains.

     A third focus for the group is developing a sophisticated profit management system that will provide estimating and job costing capabilities to better monitor profitability by customer, item and product.

     Products and systems are also being evaluated to determine the best route for profitability. "By making some minor modifications in our finishing equipment, we believe we can continue to produce quality products, but from a stronger competitive position," Baksha says.

     "We're looking at virtually every aspect of our operations. This is a very extensive process designed to make us a strong, and profitable, competitor," he adds.

                                    [Photo]
The packaging group's new operations support center brings together all customer service functions. Standing are Dennis Grabski, vice president sales and marketing, and Vickie Smith, operations support manager.
Seated are account managers Carl Mayer and Stacy Gronseth.

FOODS GROUP

From its facility in Oconomowoc, Wisconsin, Outlook Foods, formerly Oconomowoc Packaging, produces dry-blended and instantized products. These include malted milk, gravies, sauces, cocoa mix and fruit drinks, as well as potatoes, dry milk, starches and coffee creamers. The company packages these and other products into pouches, cartons, jars, bags and canisters.

     During fiscal 1996, Outlook Foods moved forward with the development of private label products for retail and food service customers.

     "Fresh Aroma, our new bread mix introduced last year, has been well received by customers in its Wisconsin test markets," says Michael J. Thomas, president of the foods group. The bread mix comes in six varieties: country white, German rye, honey whole wheat, English muffin, sourdough and beer. Its popularity reflects the continuing interest of consumers who like the convenience of electric bread machines for making oven-fresh bread at home.

                                    [Photo]
Improvements in the equipment that produces malted milk are designed to further strengthen Outlook Foods' specialized market niche. Dave Saxby, production associate, checks a batch in process.

     Other new beverage and bakery products will be introduced in fiscal 1997. A network of food brokers is being formed to market the new products to food service, institutional and grocery customers.

     "Increasing sales of private label and selected branded products can help to lessen the impact of swings in our contract manufacturing products," explains Thomas.

     "Contract manufacturing is a mainstay of our business and one that continues to be a growth area for us," Thomas emphasizes. In addition to contracts with Nestle, a long-term customer, Outlook Foods has added several other large food companies to its customer list, with plans to broaden this base in the future.

     "In our market niche, our capabilities and experience are among the best in the country. For example, there are only two or three companies in the United States that have the specialized equipment to produce malt products. This is a unique process developed over many years. We plan to leverage this expertise, along with our other food production capabilities, to improve our operating performance during the next year," Thomas adds.

     "In our market niche, our capabilities and experience are among the best in the country."

                                    [Photo]
                                  Mike Thomas

OUTLOOK GROUP CORP.

SELECTED FINANCIAL INFORMATION

The following selected financial data of Outlook Group Corp. (the "company") has been derived from the company's audited consolidated financial statements and should be read in conjunction with the consolidated financial statements, related notes and Management's Discussion and Analysis contained in this report.


- ----------------------------------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED MAY 31,
(in thousands, except share and per share amounts)     1996          1995(1)           1994(2)           1993(3)             1992
- ----------------------------------------------------------------------------------------------------------------------------------
EARNINGS STATEMENT DATA:
Net sales                                          $  111,356      $  120,742       $  112,651        $   88,122        $   64,328
Cost of goods sold                                    104,220         102,368           94,506            69,923            48,796
- ----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                            7,136          18,374           18,145            18,199            15,532
Selling, general and administrative expenses           15,429          15,282           10,857             8,389             6,317
- ----------------------------------------------------------------------------------------------------------------------------------
Operating profit (loss)                                (8,293)          3,092            7,288             9,810             9,215
Other income (expense):
 Interest expense                                      (2,506)         (1,945)            (749)             (885)             (473)
 Other income                                           1,835             982            1,023               465               684
- ----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                    (8,964)          2,129            7,562             9,390             9,426
Income tax expense (benefit)                           (3,406)            844            2,774             3,922             3,620
- ----------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                $   (5,558)     $    1,285       $    4,788        $    5,468        $    5,806
- ----------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) PER COMMON SHARE               $    (1.19)     $      .26       $      .95        $     1.07        $     1.14
- ----------------------------------------------------------------------------------------------------------------------------------
Weighted average number
of common shares outstanding                        4,661,882       4,884,607        5,039,799         5,097,371         5,094,200
- ----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA (AT FISCAL YEAR END):
Working capital                                    $   23,700      $   24,206       $   23,109        $   17,042        $   15,133
Total assets                                           77,853          83,373           70,582            57,270            53,932
Long-term debt, less current maturities                30,859          24,991           14,762             7,748            11,980
Shareholders' equity                                   34,941          41,386           42,574            38,875            33,306
- ----------------------------------------------------------------------------------------------------------------------------------


(1) Includes the results of operations of the company's subsidiary, Barrier Films Corp. ("Barrier"), from February 11, 1995.

(2) Includes the results of operations of the company's subsidiary, Outlook Packaging, Inc. ("Outlook Packaging"), from October 18, 1993.

(3) Includes the results of operations of the company's subsidiary, Outlook Foods, Inc. ("Outlook Foods"), formerly known as Oconomowoc Packaging, Inc., from December 30, 1992.

MARKET PRICES AND DIVIDENDS

The company's common stock is quoted on the NASDAQ Stock Market. The following table sets forth high and low sales prices as reported on NASDAQ for the indicated fiscal year.


          -------------------------------------
          FISCAL 1996            HIGH     LOW
          -------------------------------------
          First quarter        $ 9 1/2  $ 7 3/4
          Second quarter         8 1/2    6 3/4
          Third quarter          7 7/8    4 3/4
          Fourth quarter         5 3/4    4 1/4

          -------------------------------------
          FISCAL 1995
          -------------------------------------
          First quarter        $11 3/4  $ 9 1/4
          Second quarter        12 3/4   10 1/2
          Third quarter         12 1/2    8 3/4
          Fourth quarter        10 3/8    8 7/8


     The company has not paid any cash dividends since its inception. The company presently intends to employ its earnings in the continued development and expansion of its business and does not expect to pay any cash dividends in the foreseeable future. For a description of contractual dividend restrictions, see Note D of Notes to Consolidated Financial Statements and the discussion in Management's Discussion and Analysis.

     As of August 5, 1996, there were 663 shareholders of record.

OUTLOOK GROUP CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following section presents a discussion and analysis of the company's results and operations during the past three fiscal years, and its financial condition at fiscal year end. It also includes certain forward-looking statements that involve risks and uncertainties. The company's actual future results could materially differ from those discussed. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section.

RESULTS OF OPERATIONS
The following table shows, for the fiscal years indicated, certain items from the company's consolidated statements of operations expressed as a percentage of net sales.


YEAR ENDED MAY 31,                                    Percentage of Net Sales
- --------------------------------------------------------------------------------
                                                     1996      1995     1994
- --------------------------------------------------------------------------------
Net sales                                            100.0%    100.0%    100.0%
Cost of goods sold                                    93.6      84.8      83.9
- --------------------------------------------------------------------------------
Gross profit                                           6.4      15.2      16.1
Selling, general and
  administrative expenses                             13.9      12.6       9.6
- --------------------------------------------------------------------------------
Operating profit (loss)                               (7.5)      2.6       6.5
Other income (expense):
  Interest expense                                    (2.2)     (1.6)      (.7)
  Other income                                         1.7        .8        .9
- --------------------------------------------------------------------------------
                                                       (.5)      (.8)       .2
- --------------------------------------------------------------------------------
Earnings (loss) before income taxes                   (8.0)      1.8       6.7
Income tax expense (benefit)                          (3.0)       .7       2.5
- --------------------------------------------------------------------------------
Net earnings (loss)                                   (5.0)%     1.1%      4.2%
================================================================================


FISCAL 1996 COMPARED TO FISCAL 1995
Outlook Group net sales for fiscal 1996 were $111.4 million, a decrease of $9.3 million, or 7.7% from fiscal 1995 sales of $120.7 million. Net sales from the company's graphic services segment declined $12.3 million to $79.3 million in fiscal 1996. The major factor in this decline was a $20.1 million reduction in sales to the sports and collectible picture card market. In total, sales to this market declined to 11% of Outlook Group total sales versus 27% in 1995 and 1994 and 51% in 1993. This is reflected in sales reductions for the specialty printing and the converting and packaging classes of services. During fiscal 1996, Fleer Corp., the company's largest customer in this market, reversed direction from the prior year and decided that it would not, in fact, utilize its internal capabilities to convert and package sports cards. Instead, Fleer sought an outside vendor to become their primary supplier. Ultimately, Fleer selected a vendor other than the company for this work. The company also experienced the continuing effects of the downward trend in overall demand in the sports and collectible picture card market which results from factors including the 1994-1995 major league baseball strike. There also continues to be strong competition for collectible card projects and competitive pricing pressures affecting both the volume and pricing of the company's services relating to collectible cards. Thus, the company experienced a significant reduction in sports and collectible picture card business, especially in the third and fourth fiscal quarters of 1996. The company continues as a supplier to Fleer and several other companies in this market, however at a reduced level as the company shifts its focus to other markets with greater growth potential.
     Net sales in the "other" category in the graphic services segment increased by $7.0 million to $12.7 million in fiscal 1996. Gains were posted in the company's mailing and fulfillment centers. In addition, the company reflected the first full year of sales activity at Barrier Films ("Barrier") which was acquired in February 1995. Outlook Publishing, sold in the first month of fiscal 1996, had posted sales of $0.7 million in fiscal 1995.
     The food processing segment posted sales of $32.1 million, an increase of $3.0 million, or 10.3% over prior year levels. In total, 94% of fiscal 1996 sales in this segment were to Nestle Beverage Company and its affiliates ("Nestle"), as compared to 90% in fiscal 1995. As previously disclosed, the company's contract to blend sauces and gravies for Nestle expired in December 1995 and was not renewed because of Nestle's desire to bring the work in-house (beginning July 1, 1996) to utilize its excess capacity. The company was able to extend this contract through the end of fiscal 1996. In total, sauces and gravies yielded $18.5 million in sales in fiscal 1996. This represented 61% of sales to Nestle versus 65% in fiscal 1995. The company continues to manufacture malted milk products for Nestle under a separate contract which expires in December 1997.
     In addition, Nestle purchases other products on a non-contractual basis. Discussions have also been held with Nestle regarding potential new contractual business in the future. It is anticipated that this new Nestle business will help absorb much of the overhead which was previously allocated to the sauces and gravies contract, thereby precluding the need to allocate additional overhead and raise the prices on the malted milk contract. However, there can be no assurances and the loss of the sauces and gravies contract could adversely affect the profit of the food segment.
     The company continues to progress in its development of non-Nestle business including bread mixes, hot cocoa mix and cold drink mixes. These, and other new products, may be marketed as branded or private-label products.
     Gross profit as a percent of net sales declined to 6.4% in fiscal 1996 from 15.2% in fiscal 1995. Several factors contributed to this decline, including significantly lower sales volumes at Outlook Graphics; numerous operating issues at Outlook Packaging including pricing,

OUTLOOK GROUP CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

waste and operating inefficiencies; high development costs at Barrier; reduced margins on the Nestle gravies and sauces contract at Outlook Foods; and fourth quarter provisions totalling $1.8 million for inventory obsolesence.
     Selling, general and administrative expenses increased to 13.9% of net sales for fiscal 1996 as compared to 12.6% in the prior year. Significant savings were achieved through administrative staffing reductions and the sale of Outlook Publishing. However, increases were generated primarily by $2.7 million in accounts receivable write-offs and reserves of which $2.5 million related to one customer in the trading card market. Generally, lower sales levels also contributed to the increased percentage.
     Interest expense as a percent of sales increased to 2.2% in fiscal 1996 versus 1.6% in fiscal 1995. The increase primarily resulted from increased borrowings.
     Other income increased to 1.7% of net sales versus 0.8% in the prior year. Additional income was generated by the gains on the sale of Outlook Publishing as well as sales of numerous items of non-strategic equipment.
     The above mentioned factors combined to generate a pre-tax loss of 8.0% of net sales. As a result, the company recorded an income tax benefit equal to 3.0% of net sales. This will generate a tax refund as nearly half of the tax losses are carried back. The balance will be carried forward.
     In summary, fiscal 1996 yielded a net loss of $5,558,000, or $1.19 per share. This included fourth quarter adjustments totalling $0.63 per share, primarily relating to the write-offs and reserves for accounts receivable and inventory. Fiscal 1995 results produced net income of $1,285,000, or $0.26 per share. Average shares outstanding declined due to stock repurchases of 250,000 in fiscal 1995 and an additional 100,000 shares in fiscal 1996.
     Because of the project-oriented nature of the company's business, the company's largest customers have historically tended to vary from year to year depending on the number and size of the projects completed for these customers; however, during the past three fiscal years, the company has substantially depended upon sales to Fleer and Nestle. As indicated above, both of those customers have taken actions which reduced the project volume in fiscal 1995 and 1996 and which are expected to affect fiscal 1997 and beyond.
     In prior years, the company's sales have been concentrated in the sports and other picture card business. However, in fiscal 1994, the significance of this business declined, remained level in fiscal 1995 and then significantly dropped in fiscal 1996, as a result of a reduction in these sales resulting from the maturation and competition in the collectible card industry, the effects of the baseball strike, Fleer's decisions with the respect to its work, and the company's diversification into other areas. The company expects the percentage of its business related to picture cards to remain constant, or be somewhat reduced, in fiscal 1997 as a result of these factors.
     Changes in the company's project mix and timing of projects make predictability of the company's future results very difficult. Additional changes in the company's project mix and customer base, or the demand for the company's services relating to sports and other picture cards, could affect future sales volume and profitability.
     Other than under Nestle agreements, customers generally purchase the company's services under cancelable purchase orders rather than long-term contracts, although exceptions sometimes occur when the company is required to purchase substantial inventories or special machinery to meet orders. The company has increasingly experienced project delays and cancellations. The company believes that operating without long-term contracts is consistent with industry practices, although it increases the company's vulnerability to losses of business and significant period-to-period changes.
     The company has recently introduced several new proprietary products, in its food segment and other products such as Barrier films. The introduction of new products such as these is subject to various risks, including market acceptance, production difficulties and delays, pricing pressure, cost overruns, unforeseen or under estimated competition and other similar factors. These and other factors affect the ultimate success and profitability of such products.
     The company uses complex and specialized equipment in the provision of its services, and the manufacture of its products. Therefore, the company is dependent upon the functioning of such machinery, and its ability to acquire and maintain appropriate equipment. The company has had start up difficulties in certain lines of equipment, and such difficulties may continue to affect future operations. Among other factors, the company may be affected by equipment malfunctions, training and operational needs relating to the equipment which may delay utilization, maintenance requirements, and technological or mechanical obsolescence.

FISCAL 1995 COMPARED TO FISCAL 1994
Net sales for fiscal 1995 were $120.7 million, an increase of $8.0 million, or 7.2% over fiscal 1994 net sales of $112.7 million. Net sales from the company's graphic services segment increased $17.6 million, or 23.8%, during fiscal 1995. The graphics services segment includes sales from Outlook Packaging, which acquired certain assets of Sunrise Packaging, Inc., ("Sunrise") in the second quarter of fiscal 1994 in a transaction accounted for using the purchase method of accounting. It also includes sales from Barrier, which was acquired by the company in February 1995 in a transaction accounted for using the purchase method of accounting. Therefore, Outlook Packaging's and Barrier's results of operations are included

OUTLOOK GROUP CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

only from the respective acquisition dates. Outlook Packaging provided net sales of $21.2 million during fiscal 1995, as compared to $12.2 million in fiscal 1994; those sales are included in the "specialty printing" class of services. Barrier provided net sales of $1.3 million during fiscal 1995, which are included in the "other" class of services. Other printing sales as well as converting and packaging sales also increased during fiscal 1995.
     During fiscal 1995 the company's sports and collectible picture card business was negatively impacted by the unexpectedly lengthy duration of the national baseball strike, which reduced the demand for and production of collectible cards. The baseball strike not only reduced demand for baseball cards, but also negatively affected the sports card industry in general. In addition, Fleer Corp., a major customer, determined to utilize its internal capacity when possible rather than outsourcing projects, principally as a result of the overall reduction in demand for sports picture cards. Fleer's decision reduced the services provided by the company during fiscal 1995.
     The operation of Outlook Publishing, which was begun during the fourth quarter of fiscal 1994, provided net sales of $717,000 during fiscal 1995. In July 1995, the company sold the assets relating to its publishing business as the company decided to focus its efforts on its other lines of business.
     Net sales during fiscal 1995 from the food processing segment were $29.1 million, which represented a $9.5 million, or 24.6% decrease as compared to fiscal 1994. Food processing sales in fiscal 1994 included significant revenues from non-contract projects from Nestle. Sales to Nestle represented approximately 90% of the company's net sales in the food processing segment in fiscal 1995, as compared to 96% in fiscal 1994.
     Gross profit as a percentage of sales decreased to 15.2% for fiscal 1995 from 16.1% for fiscal 1994. In the graphic services segment, the gross profit percentage was unchanged at 16% for both years. In the food processing segment, the gross profit percentage decreased as a result of generally lower sales volume as well as the costs of bringing new projects on board.
     Selling, general and administrative expenses as a percentage of net sales increased to 12.6% during fiscal 1995 as compared to 9.6% during fiscal 1994. In addition, selling, general and administrative expenses increased $4.4 million to $15.3 million for fiscal 1995. Approximately half of the increase related to an increase in the provision for potentially uncollectible receivables. The increase in the provision related primarily to one customer which, as previously disclosed by the company, was in bankruptcy proceedings, which were converted to Chapter 7 liquidation proceedings during fiscal 1995. The remaining increase was primarily a result of the additional expenses relating to the operations of Outlook Packaging for the entire year and the addition of Barrier.
     Interest expense as a percentage of net sales increased to 1.6% during fiscal 1995 from .7% during fiscal 1994. The increase resulted from additional borrowings under the company's credit facilities and higher interest rates. The additional borrowings resulted from the Sunrise and Barrier acquisitions and the financing of capital expenditures.
     Income tax expense as a percentage of net sales decreased to .7% for fiscal 1995 from 2.5% for fiscal 1994. The decrease was a result of decreased earnings before income taxes, partially offset by an estimated refund of past taxes of $227,000 in fiscal 1994 related to a change in the apportionment of taxable income for state income tax purposes.
     As a result of the factors discussed above, net earnings as a percentage of sales decreased to 1.1% for fiscal 1995 from 4.2% in fiscal 1994. Also as a result of the above factors, and the company's repurchase of 250,000 shares of stock during fiscal 1995, net earnings per share decreased to $.26 per share in fiscal 1995 from $.95 per share in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES
As shown in the Consolidated Statements of Cash Flows, cash increased to $298,000 at May 31, 1996, from $82,000 one year prior. In summary, the company used $1,894,000 of cash to support operating activities and another $2,875,000 was used in investing activities. Financing activities provided $4,985,000 during the year to fund the above outflows.
     Operating activities were most greatly affected by the net loss of $5,558,000 reported for the year. Net deferred income tax liabilities declined by $1.6 million because of tax loss carryforwards. At May 31, 1996, 10% of the accounts receivable balance related to the company's largest customer, Nestle,
which maintains a current balance. No   other customer accounted for 10% or
more of the receivables balance. Inventories declined by $2.8 million, of which $1.8 million reflected fourth quarter write-downs and reserves. Accounts payable decreases primarily reflect timing and activity levels.
     Investing activities, which utilized a net $2.9 million, included cash outlays for capital expenditures of over $4.9 million. Major projects in fiscal 1996 included the completion of the new graphics fulfillment center in Oshkosh, Wisconsin, and the addition of a third co-extrusion line at Barrier Films. During the year the company also sold several items of non-strategic equipment plus its publishing operation, yielding $1.8 million in proceeds.
     Net cash provided by financing activities included $7.4 million of increased borrowings under a revolving line of credit. Long-term borrowings were paid down by $1.5 million and a fiscal 1995 stock repurchase program was completed, utilizing $887,000.
     The company has a bank agreement with an available revolving credit facility. As of May 31, 1996, 1995 and 1994, $12.0, $4.6 and $11.7 million, respectively, had been drawn under the credit facility.

OUTLOOK GROUP CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

At year end, the agreement provided a total commitment of $15.0 million with interest at the defined prime rate.
     Recent financial performance of the company has created debt covenant violations for which current creditors have provided waivers. However, due to the company's need for greater flexibility in the future, alternative financing sources have been sought and a commitment has been received for a new credit facility. The new credit facility would include a term loan of $2.75 million, standby letters of credit of $6.3 million and a revolving line of credit totalling $18.7 million. Interest on the revolving line of credit would be LIBOR rate plus 2.75% or reference rate plus 0.75%, while the term loan rate would be LIBOR plus 3.25% or reference rate plus 1.25%. A performance grid provides increased or reduced interest rates depending upon the Company's financial performance. This new credit facility is expected to begin in the second quarter of fiscal 1997 upon completion of the formal loan documentation, and covers a three-year period. The commitment contemplates various ongoing
financial covenants.   Although the company has received a commitment, the
financing remains subject  to various conditions and contingencies.
     Further, the existing $11 million term note which runs through 2004 will remain in place through the existing creditors.
     The company anticipates capital expenditures of approximately $4.5 million in fiscal 1997. The company intends to finance these expenditures through funds obtained from operations plus its credit facilities and possible leasing opportunity. The company also intends to extend, pursuant to renewal options, current operating leases which otherwise would conclude in fiscal 1997. Such a renewal will defer (and ultimately reduce the amount of) guaranteed residual values, but will extend the period for which lease payments will be due.
The company regularly reassesses how its various operations complement the company as a whole and considers strategic decisions to acquire new operations or expand, terminate or sell certain existing operations.
     The company completed a stock repurchase program during the first quarter of fiscal 1996. No further repurchases have been approved as of August 6, 1996.

RECENTLY ISSUED FINANCIAL ACCOUNTING PRONOUNCEMENTS
During 1995, the Financial Accounting Standards Board issued Statement
No. 123, "Accounting for Stock-Based Compensation." The Statement allows companies to measure compensation cost in connection with employee stock option compensation plans using a fair value based method or to continue to use an intrinsic value based method, which generally does not result in compensation cost. The company currently plans to continue using the intrinsic value based method.

OTHER
In general, the company believes that the effects of inflation on the company have not been material in recent years.

SEGMENTS AND PRINCIPAL CLASSES OF SERVICES
The following table sets forth the approximate amount and percentage of net sales contributed by each principal segment and class of the company's services during the last three fiscal years:


YEAR ENDED MAY 31,
(dollars in thousands)                                                        Net Sales by Segment
- ----------------------------------------------------------------------------------------------------------------------------
                                                          1996                         1995                   1994
- ----------------------------------------------------------------------------------------------------------------------------
Graphic services segment
  Specialty printing                               $ 56,055        50%        $ 66,817        55%        $ 52,316        47%
  Converting and packaging                           10,506         9           19,141        16           18,018        16
  Other                                              12,744        12            5,662         5            3,686         3
- ----------------------------------------------------------------------------------------------------------------------------
                                                     79,305        71           91,620        76           74,020        66
- ----------------------------------------------------------------------------------------------------------------------------
Food processing segment                              32,051        29           29,122        24           38,631        34
- ----------------------------------------------------------------------------------------------------------------------------
Total                                              $111,356       100%        $120,742       100%        $112,651       100%
============================================================================================================================


OUTLOOK GROUP CORP.

CONSOLIDATED BALANCE SHEETS


May 31,
(in thousands except share and per share amounts)                                                      1996               1995
- --------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
 Cash and cash equivalents                                                                          $     298          $      82
 Accounts receivable, less allowance for doubtful
 accounts of $896 and $725, respectively                                                               14,785             17,642
 Inventories                                                                                           12,127             15,334
 Deferred income taxes                                                                                  1,181              1,563
 Income taxes refundable                                                                                1,964                 --
 Other                                                                                                  1,935              2,085
- --------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                   32,290             36,706

PROPERTY, PLANT AND EQUIPMENT
 Land                                                                                                   1,051              1,072
 Buildings and improvements                                                                            15,196             12,702
 Machinery and equipment                                                                               46,191             42,872
 Machinery and equipment deposits                                                                         227              4,273
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                                       62,665             60,919
 Less accumulated depreciation                                                                         19,882             16,131
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                                       42,783             44,788
OTHER ASSETS
 Equipment acquisition trust fund                                                                          --                401
 Other                                                                                                  2,780              1,478
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                                        2,780              1,879
- --------------------------------------------------------------------------------------------------------------------------------
 Total Assets                                                                                       $  77,853          $  83,373
================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
 Current maturities of long-term debt                                                               $   1,532          $   1,528
 Accounts payable                                                                                       4,147              6,930
 Accrued liabilities
   Salaries and wages                                                                                   1,737              2,162
   Other                                                                                                1,174                905
- --------------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                          8,590             11,525
LONG-TERM DEBT, less current maturities                                                                30,859             24,991
DEFERRED INCOME TAXES                                                                                   3,463              5,471
SHAREHOLDERS' EQUITY
 Cumulative Preferred Stock, $.01 par value -- authorized
   1,000,000 shares; none issued                                                                           --                 --
 Common Stock, $.01 par value -- authorized 15,000,000 shares;
   issued 5,099,382 shares                                                                                 51                 51
 Additional paid-in capital                                                                            18,415             18,415
 Retained earnings                                                                                     20,924             26,482
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                                       39,390             44,948
 Less 450,000 and 350,000 shares, respectively, of treasury
   stock at cost                                                                                        4,449              3,562
- --------------------------------------------------------------------------------------------------------------------------------
 Total shareholders' equity                                                                            34,941             41,386
- --------------------------------------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                         $  77,853          $  83,373
================================================================================================================================


The accompanying notes are an integral part of these financial statements.

OUTLOOK GROUP CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS


YEAR ENDED MAY 31,
(in thousands except share and per share amounts)                                             1996        1995          1994
- -------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                                 $  111,356   $  120,742    $  112,651
Cost of goods sold                                                                           104,220      102,368        94,506
- -------------------------------------------------------------------------------------------------------------------------------
 Gross profit                                                                                  7,136       18,374        18,145
Selling, general and administrative expenses                                                  15,429       15,282        10,857
- -------------------------------------------------------------------------------------------------------------------------------
 Operating profit (loss)                                                                      (8,293)       3,092         7,288
Other income (expense):
 Interest expense                                                                             (2,506)      (1,945)         (749)
 Other income                                                                                  1,835          982         1,023
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                (671)        (963)          274
- -------------------------------------------------------------------------------------------------------------------------------
   Earnings (loss) before income taxes                                                        (8,964)       2,129         7,562
Income tax expense (benefit)                                                                  (3,406)         844         2,774
- -------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                                                       $   (5,558)  $    1,285    $    4,788
- -------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) PER COMMON SHARE                                                      $    (1.19)  $     0.26    $     0.95
- -------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                                       4,661,882    4,884,607     5,039,799
===============================================================================================================================


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                Additional
                                              Common Stock         Paid-In     Retained          Treasury Stock
(in thousands except share amounts)         Shares    Amount       Capital     Earnings       Shares        Amount        Total
- -------------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1993                  5,099,382       $51      $18,415       $20,409           --      $     --      $38,875
  Acquisition of treasury stock                 --        --           --            --      100,000        (1,089)      (1,089)
  Net earnings for 1994                         --        --           --         4,788           --            --        4,788
- -------------------------------------------------------------------------------------------------------------------------------

Balance at May 31, 1994                  5,099,382        51       18,415        25,197      100,000        (1,089)      42,574
  Acquisition of treasury stock                 --        --           --            --      250,000        (2,473)      (2,473)
  Net earnings for 1995                         --        --           --         1,285           --            --        1,285
- -------------------------------------------------------------------------------------------------------------------------------

Balance at May 31, 1995                  5,099,382        51       18,415        26,482      350,000        (3,562)      41,386
  Acquisition of treasury stock                 --        --           --            --      100,000          (887)        (887)
  Net loss for 1996                             --        --           --        (5,558)          --            --       (5,558)
- -------------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1996                  5,099,382       $51      $18,415       $20,924      450,000      $(4,449)      $34,941
===============================================================================================================================


The accompanying notes are an integral part of these financial statements.

OUTLOOK GROUP CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS


YEAR ENDED MAY 31,
(in thousands)                                                                 1996       1995        1994
- ------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings (loss)                                                        $(5,558)   $  1,285    $  4,788
  Adjustments to reconcile net earnings (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization                                              5,655       4,413       3,897
    Gain on sale of assets                                                      (948)         --          --
    Deferred income taxes                                                     (1,626)       (147)        616
    Changes in assets and liabilities:
      Accounts receivable                                                      2,684      (1,766)     (2,530)
      Inventories                                                              2,807      (2,647)     (1,296)
      Income taxes refundable                                                 (1,964)         --          --
      Accounts payable                                                        (2,810)      2,237       1,580
      Accrued liabilities                                                       (328)        205         305
      Other                                                                      194        (606)        (98)
- ------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) operating activities                       (1,894)      2,974       7,262
- ------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Acquisition of property, plant and equipment                                (4,942)    (12,586)     (5,563)
  Decrease in equipment acquisition trust fund                                   401         701         303
  Proceeds from sale of assets                                                 1,755         773       2,276
  Purchase of business                                                            --      (1,368)     (7,160)
  Other                                                                          (89)       (503)       (849)
- ------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                     (2,875)    (12,983)    (10,993)
- ------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Increase (decrease) in revolving credit arrangement borrowings               7,400      (7,050)      8,450
  Proceeds from long-term borrowings                                              --      19,350          --
  Payments on long-term borrowings                                            (1,528)     (2,361)     (1,432)
  Acquisition of treasury stock                                                 (887)     (2,473)     (1,089)
- ------------------------------------------------------------------------------------------------------------
    Net cash provided by financing activities                                  4,985       7,466       5,929
- ------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash                                                  216      (2,543)      2,198
Cash and cash equivalents at beginning of year                                    82       2,625         427
- ------------------------------------------------------------------------------------------------------------

Cash and Cash Equivalents at End of Year                                     $   298    $     82    $  2,625
============================================================================================================


The accompanying notes are an integral part of these financial statements.

OUTLOOK GROUP CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF ACCOUNTING POLICIES
A summary of the company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

BASIS OF PRESENTATION
The preparation of financial statements in conformity with generally accepted accounting principles requires managment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include all the accounts of Outlook Group Corp. and its wholly-owned subsidiaries: Outlook Label Systems, Inc. ("Outlook Label"); Outlook Foods, Inc. ("Outlook Foods"), formerly known as Oconomowoc Packaging, Inc.; Outlook Packaging, Inc. ("Packaging"); and in 1995, Barrier Films Corporation ("Barrier") -- see Note K.
     All intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

REVENUE RECOGNITION
Revenue is recognized when services have been completed and the product has been shipped.

CASH AND CASH EQUIVALENTS
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits and short-term investments with maturities of three months or less at time of purchase.

ACCOUNTS RECEIVABLE
As of May 31, 1996 and 1995, 18% and 37% of the accounts receivable balance relates to two customers.
     Approximately 11%, 27%, and 27% of the company's sales for the years ended May 31, 1996, 1995 and 1994, respectively, relate to the production of sports and other collectible picture cards. In addition, 14% and 27% of the company's receivables as of May 31, 1996 and 1995, respectively, were concentrated in this market. Bad debt expense was $3,030,000, $2,491,000, and $387,000 for the years ended May 31, 1996, 1995 and 1994, respectively.
     At May 31, 1996, the company has recorded an allowance for doubtful accounts of $896,000. The company has estimated this amount based on information currently available. Due to uncertainties inherent in the estimation process it is reasonably possible that this estimate will change in the near term.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.
     At May 31, 1996, a portion of the company's inventory is in excess of current requirements. Management has developed a program to reduce inventory to desired levels over the near term and believes no additional loss will be incurred on its disposition.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:


Buildings and improvements                       10-40 years
Machinery and equipment                           5-10 years

     Significant additions or improvements extending the useful lives of assets are capitalized. Repairs and maintenance are charged to earnings as incurred. Upon retirement or disposal of assets, the applicable costs and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in income.

INCOME TAXES
Income taxes are recorded in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109, deferred tax assets, net of any applicable valuation allowance, and liabilities are established for the future tax effects of temporary differences between the bases of assets and liabilities for financial and income tax reporting purposes, as measured by applying current tax laws.

EARNINGS PER SHARE
Net earnings per share is computed based on the weighted average number of shares of common stock outstanding during each year. Options outstanding under the company's stock option plans have been considered in the computation of the weighted average number of shares outstanding.

RECLASSIFICATIONS
Certain reclassifications have been made in the prior years' financial statements to conform to the current year's presentation.

NOTE B -- INVENTORIES
Inventories consist of the following at May 31:


(in thousands)
- --------------------------------------------------------
                                           1996     1995
- --------------------------------------------------------
Raw materials                           $ 7,543  $ 9,091
Work-in-process                           1,658    2,437
Finished goods                            2,926    3,806
- --------------------------------------------------------
                                        $12,127  $15,334
========================================================


NOTE C - EQUIPMENT ACQUISITION TRUST FUND
Proceeds from the sale of industrial development bonds (See Note D) were held by a bank under a trust agreement until used to purchase new machinery and equipment. These funds were expended during the year ended May 31, 1996.

OUTLOOK GROUP CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D - LONG-TERM DEBT
Long-term debt consists of the following at May 31:


(in thousands)
- ----------------------------------------------------------------------------
                                                          1996        1995
- ----------------------------------------------------------------------------

Note payable, due in semiannual principal
  installments ranging from $366,667 to
  $867,667 from June 16, 1997 through
  June 16, 2004, plus interest at 8.25%                 $ 11,000    $ 11,000
Note payable, due in semiannual principal
  installments of $543,750 through
  June 16, 1998, plus interest at 7%                       2,719       3,807
Industrial development bond, due in annual
  principal installments ranging from
  $100,000 to $1,600,000 from August 1,
  1999, through August 1, 2004, plus
  interest at a floating rate determined
  by a remarketing agent
  (5.13% at May 31, 1996)                                  4,000       4,000
Revolving credit arrangement due September
  1997, with interest at prime
  (8.25% at May 31, 1996); a total of
  $3,000,000 was available at May 31, 1996                12,000       4,600
Industrial development bond, due in annual
  principal installments of $400,000 through
  September 1, 2000, plus interest at a
  floating rate determined by a remarketing
  agent (5.15% at May 31, 1996)                            2,000       2,400
Industrial development bond, due in annual
  principal installments ranging from $44,000
  to $522,000 through June 1, 1999, plus
  interest at 98% of prime                                   672         712
- ----------------------------------------------------------------------------
                                                          32,391      26,519
  Less current maturities                                  1,532       1,528
- ----------------------------------------------------------------------------
                                                         $30,859     $24,991
============================================================================


     Substantially all of the company's assets have been pledged as collateral on the various debt agreements. The industrial development bond obligations, term notes and revolving credit agreement are subject to the terms of certain loan agreements which contain provisions setting forth, among other things, working capital, net worth and debt to equity requirements, and restrictions on property and equipment additions, loans, investments, other borrowings, and acquisitions and redemptions of the company's stock or the issuance of stock except for cash. Additionally, the company may not pay cash dividends without the prior consent of certain of its lenders. The company has obtained unconditional waivers for certain actions, which otherwise would have constituted violations of covenants under the loan agreements, or has arranged for alternative financing as discussed below. Certain operating leases with remaining payments of $8,707,000 contain cross-default provisions relating to the revolving credit agreement and the industrial development bonds.
     The carrying amount of the company's long-term debt approximates its fair value based on rates currently available to the company for long-term borrowings with similar terms and remaining maturities or quotes obtained from financial institutions.
     At May 31, 1996, future maturities of long-term debt, excluding the revolving credit arrangement, were as follows:

(in thousands)
- ----------------------------------------------------
1997                                         $ 1,532
1998                                           2,271
1999                                           2,183
2000                                           2,705
2001                                           2,459
Thereafter                                     9,241
- ----------------------------------------------------
Total maturities                             $20,391
====================================================

     On August 27, 1996 the company received a commitment from a new financial institution to provide long-term debt financing to replace most of the existing financing arrangements. The commitment includes a $25.0 million revolving credit facility with a three year term and a $2.75 million term loan. The revolving credit facility is intended to fund standby letters of credit of approximately $6.3 million, which guarantee the company's industrial development bonds, and to replace the existing revolving credit agreement, with the balance available for working capital and operating needs. Under the revolving credit facility the company may borrow up to the lesser of $25.0 million less the amount drawable under the letters of credit or the sum of 80% of eligible accounts receivable and 60% of eligible raw materials and finished goods inventory. The term loan is due in 35 equal installments of $33,000 with a final installment of $1.6 million due on the maturity date, which will replace the existing note payable which had a carrying amount of $2.72 million at May 31, 1996. The final financing agreement will contain financial and other covenants which are to be negotiated. Interest rates on the term loan are reference rate plus 1.25% of LIBOR plus 3.25% and the revolving line of credit is reference rate plus 0.75% or LIBOR plus 2.75%. A performance grid may reduce or increase interest rates by up to 0.50% based on financial performance of the company. The standby letters of credit fee is 1.75%. A commitment fee of 0.375% is payable on the unutilized portion of the facility.

NOTE E - EMPLOYEE BENEFIT PLANS
The company offers a 401(k) savings plan for all employees that meet certain eligibility requirements. Employee contributions to the plan are made through payroll deductions. In addition, the company matches 40-50% of the first 6% of each employee's contribution. Employer matching contributions under the 401(k) plan for the years ended May 31, 1996, 1995 and 1994 totaled $308,000, $261,000, and $129,000, respectively.
     The company is not obligated to provide any postretirement medical or life insurance benefits or any postemployment benefits to employees.

Note F -- Income Taxes
       The provision (benefit) for income taxes consists of the following:
(in thousands)

- ------------------------------------------------------------------------------------------
                                                   1996               1995            1994
- ------------------------------------------------------------------------------------------
Currently payable (receivable):
 Federal                                         $(1,784)            $ 845         $ 2,011
 State                                                 4               146             147
- ------------------------------------------------------------------------------------------
                                                  (1,780)              991           2,158
- ------------------------------------------------------------------------------------------
Deferred:
 Federal                                          (1,071)             (121)            523
 State                                              (555)              (26)             93
- ------------------------------------------------------------------------------------------
                                                  (1,626)             (147)            616
- ------------------------------------------------------------------------------------------
                                                 $(3,406)            $ 844         $ 2,774
==========================================================================================


     The variation between the effective rate and the statutory federal income tax rate is a result of the following, expressed as a percentage of pre-tax earnings (loss):


(in thousands)
- ------------------------------------------------------------------------
                                            1996        1995       1994
- ------------------------------------------------------------------------
Statutory federal income tax rate         (34.0)%      34.0%       34.0%
State income taxes, net                    (4.1)        3.7         4.2
Prior years taxes                            --          --        (2.1)
Other                                        .1         1.9          .6
- ------------------------------------------------------------------------
                                          (38.0)%      39.6%       36.7%
========================================================================


OUTLOOK GROUP CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The components of the net deferred income tax liability as of May 31, 1996 and 1995 were as follows :


(in thousands)
- ----------------------------------------------------------------------------------------
                                                                    1996           1995
- ----------------------------------------------------------------------------------------
Deferred tax assets:
 Employee benefits                                                 $  201         $  191
 Inventory                                                            507            410
 Accounts receivable                                                  421            278
 Tax carryforwards                                                  2,259            684
 Other                                                                 82             --
- ----------------------------------------------------------------------------------------
                                                                    3,470          1,563
- ----------------------------------------------------------------------------------------
Deferred tax liabilities:
 Property, plant and equipment                                      3,770          3,580
 Capital lease-tax                                                  1,825          1,879
 Other                                                                157             12
- ----------------------------------------------------------------------------------------
                                                                    5,752          5,471
- ----------------------------------------------------------------------------------------
Net deferred income tax liability                                  $2,282         $3,908
========================================================================================

     As of May 31, 1996, the company has $1,839,000 of alternative minimum tax credit carryforwards, which are available to reduce future regular federal income tax liabilities. The company also has certain loss and tax credit carryforwards for state income tax purposes, which, net of related federal taxes, approximate $420,000.

NOTE G -- STOCK OPTIONS
On August 2, 1990, the shareholders approved the 1990 Stock Option Plan (the "1990 Plan"). Options may be granted under the 1990 Plan through May 31, 2000, to key salaried employees, including officers. The 1990 Plan provides for a maximum issuance of 200,000 shares of Common Stock. The exercise price for options granted may not be less than the quoted market price on the date of the grant. Options granted in 1996 and options prior to 1996 may not be exercised for at least one year and six months, respectively, after the date of grant except in the event of death or disability and terminate five years and three years, respectively, from date of grant.
     Transactions under the 1990 Plan and predecessor plans during the years ended May 31, 1996, 1995 and 1994, are summarized as follows:


- ------------------------------------------------------------------------------
                                           1996         1995           1994
- ------------------------------------------------------------------------------
Options outstanding,
 beginning of year                       70,250       142,750          81,000
Granted                                  77,500        10,000          69,000
Expired                                 (60,250)      (82,500)         (7,250)
- ------------------------------------------------------------------------------

Options outstanding,
 end of year                             87,500        70,250         142,750
- ------------------------------------------------------------------------------
Options exercisable                      10,000        60,250          74,500
- ------------------------------------------------------------------------------
Option price                         $4.437-9.75  $9.75-11.375  $11.375-18.875
==============================================================================

     Of the 77,500 options granted in 1996 at $4.437, a total of 60,250 replaced 1994 options granted at $11.375 which have now been cancelled.

     In June 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation". The Statement allows companies to measure compensation cost in connection with employee stock compensation plans using a fair value based method or to continue to use an intrinsic value based method, which generally does not result in compensation cost. The company currently plans to continue using the intrinsic value based method.

NOTE H -- COMMITMENTS AND CONTINGENCIES
The company has a number of operating lease agreements primarily involving manufacturing equipment and warehouse space. These leases are noncancelable and expire on various dates through 2002.
     In fiscal year 1994 and prior years, the company entered into certain sale and leaseback transactions with a financial institution relating to equipment originally purchased by the company. The company did not realize any significant gains or losses from these transactions and has accounted for the resulting leases as operating leases in the consolidated financial statements. The original cost of equipment acquired by the company and later involved in these transactions totaled $1,865,000 for the year ended May 31, 1994.
     The following is a schedule, by fiscal year, of the rental payments due under noncancelable operating leases, as of May 31, 1996:

(in thousands)
- ---------------------------------------------------
1997                                        $ 9,589
1998                                            538
1999                                            538
2000                                            538
2001                                            633
Thereafter                                      284
- ---------------------------------------------------
Total                                       $12,120
===================================================

     Included in 1997 minimum lease payments is $6,397,000 which represents guaranteed residual values under certain leases. The company currently intends to extend these leases under renewal options through 1999. Giving effect to such renewal options, the aggregate rental payments would be $3,534,000 in fiscal 1997, $3,944,000 in fiscal 1998 (including $809,000 of guaranteed residual value) and $5,009,000 in fiscal 1999 (including $2,786,000 of guaranteed residual values).
     Rent expense for the years ended May 31, 1996, 1995 and 1994, was $4,219,000, $4,402,000, and $4,004,000, respectively.

NOTE I -- INDUSTRY SEGMENT INFORMATION
The company conducts its operations principally in two segments -- graphic services and food processing. The graphic services segment offers an array of related services including specialty printing, converting and packaging, and distribution. The food processing segment involves dry-blended food processing and packaging.

OUTLOOK GROUP CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summarized financial information by industry segment is as follows:


(in thousands)
- -----------------------------------------------------------------------
                                         1996       1995           1994
- -----------------------------------------------------------------------
Net sales
 Graphic services                     $ 79,305   $ 91,620    $   74,020
 Food processing                        32,051     29,122        38,631
- -----------------------------------------------------------------------
                                      $111,356   $120,742    $  112,651
- -----------------------------------------------------------------------
Operating profit (loss)
 Graphic services                     $ (8,725)  $  1,272    $    2,710
 Food processing                           432      1,820         4,578
- -----------------------------------------------------------------------
                                      $ (8,293)  $  3,092    $    7,288
- -----------------------------------------------------------------------
Total assets
 Graphic services                     $ 69,925   $ 72,508    $   62,185
 Food processing                         7,928     10,865         8,397
- -----------------------------------------------------------------------
                                      $ 77,853   $ 83,373    $   70,582
- -----------------------------------------------------------------------
Depreciation and amortization
 Graphic services                     $  5,067   $  3,949    $    3,520
 Food processing                           588        464           377
- -----------------------------------------------------------------------
                                      $  5,655   $  4,413    $    3,897
- -----------------------------------------------------------------------
Capital expenditures
 Graphic services                     $  8,471   $ 12,689    $   10,423
 Food processing                           467      1,299           226
- -----------------------------------------------------------------------
                                      $  8,938   $ 13,988    $   10,649
=======================================================================


     During the years ended May 31, 1996, 1995 and 1994, the company had sales to certain customers that accounted for more than 10% of the company's net sales, as follows:

- -------------------------------------------------------------
                                             1996  1995  1994
- -------------------------------------------------------------
Graphic services
 Fleer Corp.                                    *   15%   15%
Food processing
 Nestle Beverage Company                      26%   22%   33%
=============================================================

* Less than 10%

NOTE J -- SUPPLEMENTAL CASH FLOW INFORMATION
     In fiscal 1996, the company sold certain assets related to its publishing division and accepted a note for $1,000,000 in partial consideration for the sale.
     The company also sold certain equipment in fiscal 1996, with $395,000 of the sales proceeds included in other current assets at May 31, 1996.
     Cash paid during the year:


(in thousands)
- ------------------------------------------------------------
                                       1996    1995   1994
- ------------------------------------------------------------
Interest                             $2,493   $1,712  $  733
Income taxes                            150    1,615   2,201
============================================================


NOTE K -- ACQUISITIONS

In February 1995, the company purchased 100% of the issued and outstanding capital stock of Barrier Films Corporation for approximately $1.4 million. The acquisition was accounted for using the purchase method of accounting; therefore the results of operations are included only from the acquisition date. Pro forma results of this acquisition, assuming it had been made at the beginning of each fiscal year presented, would not be materially different from the results reported.
     In October 1993, the company purchased substantially all of the machinery, equipment and inventory of Sunrise Packaging, Inc. In addition, land and buildings were purchased in Oak Creek, Wisconsin, and Wichita, Kansas. The acquisition was accounted for using the purchase method of accounting; therefore the results of operations are included only from the acquisition date. The following represents the unaudited pro forma results of operations as if the acquisition had occurred at the beginning of the fiscal year indicated:

(in thousands except per share amounts)

- -----------------------------------------------------------
                                                      1994
- -----------------------------------------------------------
Net sales                                          $120,189
Net earnings                                          4,547
Net earnings per common share                           .90
===========================================================


NOTE L -- RELATED PARTY TRANSACTIONS
At May 31, 1996, 1995 and 1994, the company held an 18% equity interest in one of its customers. This equity interest is reported under the cost method, with no carrying value reflected in the balance sheet. Sales to this customer during the years ended May 31, 1996, 1995 and 1994 were approximately $2,765,000, $7,500,000, and $3,200,000, respectively. During 1996, the company wrote off $2,500,000 of accounts receivable from this customer, based on management's estimate of potential losses on recovery. The remaining accounts receivable from this customer were $1,121,000 and $2,600,000 at May 31, 1996 and 1995, respectively. The company earned fees for consultation services of $145,000, $1,094,000, and $600,000 during the years ended May 31, 1996, 1995 and 1994, respectively. Interest income of $153,000, $59,000, and $97,000 on accounts receivable was recognized during the years ended May 31, 1996, 1995 and 1994, respectively.
     During the first quarter of 1996 the company sold certain assets of its Outlook Publishing division to a company partially owned by an officer of Outlook Group Corp. The assets were sold for $1,100,000 with $100,000 payable at closing and $1,000,000 in periodic payments through May 2000. In addition, the company agreed to provide the purchaser with a revolving line of credit through July 14, 1996. At May 31, 1996, the line of credit balance was $657,000, which was subsequently paid off in June 1996.

NOTE M -- FOURTH QUARTER RESULTS
Fourth quarter provisions for losses on receivables and inventories and provisions for employee severance and recruitment increased the fiscal 1996 fourth quarter loss before income tax benefit by approximately $4.7 million.

OUTLOOK GROUP CORP.

STATEMENT OF MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements and accompanying information were prepared by and are the responsibility of management. The statements were prepared in conformity with generally accepted accounting principles and, as such, include amounts that are based on management's best estimates and judgments.
     The internal control systems are designed to provide reliable financial information for the preparation of financial statements, to safeguard assets against loss or unauthorized use and to ensure that transactions are executed consistent with company policies and procedures. Management believes that existing internal accounting control systems are achieving their objectives and that they provide reasonable assurance concerning the accuracy of the financial statements.
     Oversight of management's financial reporting and internal accounting control responsibilities is exercised by the Board of Directors, through an Audit Committee which consists solely of outside directors. The committee meets periodically with financial management to ensure that it is meeting its responsibilities and to discuss matters concerning auditing, internal accounting control and financial reporting. The independent accountants have free access to meet with the Audit Committee without management's presence.

David L. Erdmann                      Larry E. Driscoll
David L. Erdmann                      Larry E. Driscoll
Chairman and President                Vice President - Finance/CFO
                                      and Secretary


Report of Independent Certified Public Accountants

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OUTLOOK GROUP CORP. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Outlook Group Corp. and Subsidiaries as of May 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Outlook Group Corp. and Subsidiaries as of May 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1996, in conformity with generally accepted accounting principles.

                                        Coopers & Lybrand L.L.P.
Milwaukee, Wisconsin
July 12, 1996, except as to the information in Note D, for which the date is August 29, 1996.

OUTLOOK GROUP CORP.

Corporate Information

DIRECTORS
WAYNE G. BEATTIE, 48 (1)
Retired Salesperson
Outlook Group Corp.

HAROLD J. BERGMAN, 60 (1) (2)
President
Riverside Paper Corp.
(Specialty paper manufacturer)

JEFFRY H. COLLIER, 43 (3)
Senior Vice President
Outlook Group Corp.

JAMES L. DILLON, 52 (1) (2)
Accountant
DiRenzo, Simonis & Miller,
Certified Public Accountants

DAVID L. ERDMANN, 53
Chairman and President
Outlook Group Corp.

RICHARD C. FISCHER, 57
Independent Consultant

ROGER G. HATHAWAY, 68 (1) (2)
Retired Vice President--Human Resources
Neenah Foundry Company
(Manufacturer of construction
and industrial castings)

PAT RICHTER, 54 (1) (2)
Director of Athletics
University of Wisconsin Madison

CHARLES E. THOMPSON, 52 (3)
Vice President
Outlook Group Corp.

A. JOHN WILEY, JR., 54 (3)
President
Elipticon Wood Products, Inc.

DIRECTOR EMERITUS
GEORGE P. MUELLER, 75
Chairman
Integrated Paper Services, Inc.
(Pulp and paper making services)

OFFICERS
DAVID L. ERDMANN, 53
Chairman and President

JEFFRY H. COLLIER, 43
Executive Vice President
President, Graphics Group

JOSEPH J. BAKSHA, 43
Vice President
President, Packaging Group

LARRY E. DRISCOLL, 48
Vice President - Finance/CFO
and Secretary

CHARLES E. THOMPSON, 52
Vice President

COMMITTEES OF THE BOARD
(1) Audit   (2) Compensation   (3) Nominating

Other Corporate Information

CORPORATE HEADQUARTERS
OUTLOOK GROUP CORP.
1180 American Drive
P.O. Box 748
Neenah, Wisconsin  54957-0748
(414) 722-2333

SUBSIDIARY LOCATIONS
OUTLOOK GRAPHICS, INC.
1180 American Drive
P.O. Box 748
Neenah, Wisconsin 54957-0748
(414) 722-2333






OUTLOOK PACKAGING, INC.
2025 W. Southbranch Blvd.
Oak Creek, Wisconsin 53154-4948
(414) 761-2600

BARRIER FILMS CORP.
555 Dermody Way
Sparks, Nevada 89431
(702) 331-1179

OUTLOOK LABEL SYSTEMS, INC.
2411 Industrial Drive
P.O. Box 775
Neenah, Wisconsin 54957-0775
(414) 722-1666

OUTLOOK FOODS, INC.
140 S. Concord Road
P.O. Box 87
Oconomowoc, Wisconsin 53066-0087
(414) 567-5521

INTERNET HOME PAGE
http://www.outlookgroup.com

STOCK EXCHANGE LISTING
Nasdaq National Market System
Symbol: OUTL
Newspaper Abbreviation: Outlk Grp

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Coopers & Lybrand L.L.P.
Milwaukee, Wisconsin

LEGAL COUNSEL
Quarles & Brady
Milwaukee, Wisconsin

TRANSFER AGENT AND REGISTRAR
FIRSTAR TRUST COMPANY
615 E. Michigan Street
P.O. Box 2077
Milwaukee, Wisconsin 53201-2077
(414) 276-3737
(800) 637-7549

FORM 10-K REPORT
Single copies of the annual report on Form 10-K as filed with the Securities and Exchange Commission are available to shareholders without charge. To obtain a copy, contact the shareholder services department at the company address.

SHAREHOLDER/INVESTOR INFORMATION CONTACT
For additional information on the company, please contact the shareholder services department at the company address.

ANNUAL MEETING
The annual meeting of shareholders of Outlook Group Corp. will be held on Thursday, October 10, 1996, at 2:00 p.m. at the Valley Inn, 105 Walnut Street, Neenah, Wisconsin.

                                                                              21